SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                        Commission File Number 333-52529
                           NOTIFICATION OF LATE FILING

     (Check One):     X Form 10-K     Form 11-K     Form 20-F     Form 10-Q

Form N-SAR
         For Period Ended:          October 31, 1999

Transition Report on Form 10-K                 Transition Report on Form 10-Q
Transition Report on Form 20-F                 Transition Report on Form N-SAR
Transition Report on Form 11-K
   For the Transition Period Ended:
   Read attached instruction sheet before preparing form.Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Morris Material Handling, Inc.
Former name if applicable

Address of principal executive office (Street and number)

                           315 W. Forest Hill Avenue
City, state and zip code   Oak Creek, Wisconsin 53154

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
   x           (a)       The reasons  described in reasonable detail in Part III
                         of  this   form   could  not  be   eliminated   without
                         unreasonable effort or expense;
   x           (b)       The  subject   annual   report,   semi-annual   report,
                         transition  report  on Form  10-K,  20-F,  11-K or Form
                         N-SAR,  or portion  thereof  will be filed on or before
                         the 15th  calendar day  following  the  prescribed  due
                         date;  or the subject  quarterly  report or  transition
                         report on Form 10-Q,  or portion  thereof will be filed
                         on or  before  the fifth  calendar  day  following  the
                         prescribed due date; and
   x           (c)       The accountant's statement or other exhibit required by
                         Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period: On January 31, 2000, the registrant and certain of its subsidiaries executed an Amendment and Waiver to the registrant's Bank Credit Agreement. As a result of numerous difficulties and issues associated with such Amendment and Waiver, the registrant will not be able to file its Annual Report on Form 10-K for the twelve months ended October 31, 1999 on or before January 31, 2000.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

      David D. Smith                  (414)                        764-6200
     (Name)                        (Area code)             (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 X Yes  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 X Yes  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A

                               MMH Holdings, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  February 1, 2000                 By:     /s/ Jack Stinnett
      ---------------------             ----------------------------------------
                                        Jack Stinnett
                                        President and Chief Executive Officer

                                  Attachment A

                                                                     Page 1 of 3
                                          CONTACT: DAVID D. SMITH, MILWAUKEE, WI
                                                                  (414) 570-2772


                    MORRIS MATERIAL HANDLING, INC. ANNOUNCES

                      FOURTH QUARTER AND FULL YEAR RESULTS
 ------------------------------------------------------------------------------

Milwaukee, WI. February 1, 2000 - Morris Material Handling, Inc., a leading provider of equipment and services for industrial material handling, today announced its operating results for the fourth quarter and the full year ended October 31, 1999.

For the quarter ended October 31, 1999, net sales and EBITDA before non-recurring charges were $81.5 million and $4.7 million, respectively, compared with $86.2 million and $11.1 million in the same period a year ago. For the year ended October 31, 1999, net sales and EBITDA before non-recurring charges were $294.1 million and $17.9 million, respectively, compared with $317.9 and $37.9 million in 1998. During the quarter, the Company recorded $1.3 million of non-recurring charges including $0.9 million for severance costs related to restructuring and consolidating operations.

The change in net sales for the fourth quarter was primarily due to lower hoist and component sales; slightly lower parts sales; and lower service sales through the Company's network of distribution and service centers.

The  change  in EBITDA  was  primarily  due to the lower  level of net sales and
associated  margin  as  well  as  reduced  margin  rates  reflecting   increased
competition in the company's major markets.

The Company recorded bookings for the fourth quarter of $64.8 million as compared to $100.2 million in the fourth quarter of 1998, which included several large engineered crane orders. The Company's backlog of orders at October 31, 1999 was $77.4 compared to $97.3 million at October 31, 1998 and $94.2 million at July 31, 1999.

"Our equipment markets continue to be substantially below 1998 levels. We have maintained our market position, but have experienced declining selling prices. Our focus has to be on improving parts deliveries, expanding our service network and lowering our SG&A and operational costs," said President and CEO Jack Stinnett.

The Company anticipates that it will not meet certain financial covenants contained in its Bank Credit Agreement for the quarter ended January 31, 2000 and the foreseeable future thereafter. The Company has entered into an Amendment and Waiver under its Bank Credit Agreement whereby, among other matters, the banks have waived compliance, for the period from January 31, 2000 until March 29, 2000, by the Company with such financial covenants in order to permit the Company to make additional borrowings above current borrowing levels under its revolving credit facility of up to $12.0 million during such period. In addition, the Company has engaged Donaldson, Lufkin & Jenrette Securities Corp. as its financial advisor to review strategic alternatives, including a possible sale or recapitalization of the Company.

During the Quarter Ended January 31, 2000, the Company completed the sale of a Canadian subsidiary, Mondel Engineering. This concludes the process announced in early July 1999, to sell this operation as part of a company-wide strategic review.

Morris has operations in the United States, United Kingdom, Canada, Mexico, South Africa, Australia, Singapore and Thailand. The Company manufactures a broad range of through-the-air cranes and hoists for material handling. In addition, Morris has a network of locations to distribute these products and provide service and support.

The press  release  contains  forward-looking  statements  within the meaning of
Section 21E of the Securities Exchange Act of 1934, which represent the Company's expectations or beliefs concerning future events. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward-looking statements. Such factors include, without limitation, general economic conditions and competition in the markets in which the company operations are located. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language set forth in the Company's most recent Form 10-Q report and other documents filed with the Securities and Exchange Commission. There can be no assurance that the actual results, events or developments referenced herein will occur or be realized. The Company assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements.


                               MMH HOLDINGS, INC.
                         CONDENSED STATEMENTS OF INCOME
                             (Dollars in Thousands)


                                                  For the Three Months             For The Year
                                                     Ended October 31,           Ended October 31,
                                                  ---------------------      ---------------------
                                                  ---------------------      ---------------------
                                                    1999           1998          1999          1998
                                                  ----------  ----------     ---------   ----------
                                                  ----------  ----------     ---------   ----------
                                                                       (Unaudited)
Revenues
        Net sales                                  $  81,717    $  86,182    $ 294,195    $ 317,857
        Other income - net                              (208)         214          392        1,331
                                                   ---------    ---------    ---------    ---------
                                                   ---------    ---------    ---------    ---------
                                                      81,509       86,396      294,587      319,188

Cost of Sales                                         61,437       59,667      218,703      226,991
Product development, selling and administrative
     expenses (1)                                     18,854       18,366       72,439       63,152
HII management fee                                      --           --           --          1,155
Non-recurring employee benefit costs                    --           --           --          1,216

                                                   ---------    ---------    ---------    ---------
                                                   ---------    ---------    ---------    ---------
            Operating income (2)                       1,218        8,363        3,445       26,674

Interest expense - net
        Affiliates                                      --           --           --         (1,448)
        Third party                                   (8,075)      (6,811)     (30,027)     (16,527)

                                                   ---------    ---------    ---------    ---------
                                                   ---------    ---------    ---------    ---------
Income before Income Taxes and Minority Interest      (6,857)       1,552      (26,582)       8,699

Provision for Income Taxes (3)                       (70,039)      (1,539)     (71,680)      (4,435)
Minority Interest                                         17           (7)          57           27

                                                   ---------    ---------    ---------    ---------
                                                   =========    =========    =========    =========
            Net income (loss)                      $ (76,879)   $       6    $ (98,205)   $   4,291
                                                   =========    =========    =========    =========
                                                   =========    =========    =========    =========

Depreciation and Amortization                      $   2,182    $   1,628    $   8,239    $   6,824
EBITDA before HII mgmt fees and
   non-recurring charges (4)                           4,719       11,098       17,912       37,922


(1) The financial results for the years ended October 31, 1999 and 1998 include certain severance charges related to restructuring the Company.

(2) Operating income for the three and twelve months ended October 31, 1999 include certain mainly non-cash charges related to collectibility of receivables, inventory valuation and warranty.

(3) Provision for income taxes includes a charge of $71,455 related to writedown of the deferred tax asset.

(4) EBITDA is calculated before non-recurring charges, certain recruiting and severance charges related to restructuring the Company, former parent management fees, and charges related to certain depreciation expenses for Harnco assets of $0 and $256, in the years ended October 31, 1999 and 1998, respectively.